UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       May 2003

              File No: 0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

Management Information Circular dated May 8, 2003

2.

Form of Proxy for the Annual General meeting to be held June 12, 2003

3.

Interim financial statements (unaudited) for the Quarter ended March 31, 2003

4.

Press Release dated June 2, 2003

5.

Press Release dated June 4, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____     No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated September 30, 2003

           Signed:  /s/ Joanne Freeze

                                                                                    Joanne Freeze, Director

INFORMATION CIRCULAR

OF

CANDENTE RESOURCE CORP.

FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS

This information is given as of May 8, 2003

I.   SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of Candente Resource Corp. (the "Company") for use at the Annual and Special General Meeting (the "Meeting") of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

II.   PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

III.  APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. A Member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited at the Company's Head Office at Suite 200-905 West Pender Street, Vancouver, British Columbia, V6C 1L6 at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.

The Instrument of Proxy must be dated and be signed by the Member or by his Attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxy-holders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered shareholders" because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Pacific Corporate Trust Company as provided above; or

(b) more typically, be given a voting instruction form whic h is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form.

Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation."

IV.   VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

V.   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On May 8, 2003, 27,786,320 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every Member present in person shall have one vote and, on a poll, every Member shall have one vote for each share of which he is the holder.

Only Members of record on the close of business on May 8, 2003 who either personally attend the

Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, the following persons beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Member	Number of Shares	Percentage of Issued and Outstanding Shares
Prudent Bear Fund	4,558,550	16.4%

The above information was provided by Management of the Company and the Registrar and Transfer Agent of the Company as of May 8, 2003.

VI.   INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VII.   INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out below or elsewhere in this Information Circular, no insider, no proposed nominee for election as a Director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

A.   Related Party Transactions

During the Company's most recently completed financial year ended December 31, 2001, the Company incurred the following expenses to its directors as follows:

Twelve Month Period Ended December 31, 2002
Management Fees (1)	US$ 16,400
Geological Consulting Services (2)	US$ 84,000
Accounting Fees (3)	0

(1) Paid to Joanne C. Freeze

(2) Paid to Joanne C. Freeze and Fredy J. Huanqui G.

(3) Paid to De Visser Gray, Chartered Accountants, of which Peter de Visser is a partner.

VIII.   STATEMENT OF EXECUTIVE COMPENSATION

A.   Executive Officers of the Company

For the purposes of this Information Circular, "executive officer" and "named executive officer" of the Company have the meanings given to them in Form 41 of the Securities Act (British Columbia). The term "SAR" used herein refers to Stock Appreciation Rights for the period January 1 to December 31.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen -sation
		Salary $	Bonus $	Other Annual Compen -sation $(1)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Joanne C. Freeze President and CEO	2002 2001 2000 1999	$Nil $Nil $Nil $Nil	$Nil $Nil $Nil $Nil	US$50,200 US$42,000 US$42,000 US$42,000	350,000 90,000 (1) Nil 200,000 (2)	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the named executive officers.

(2) These options were granted on September 15, 1999 at an exercise price of $0.45 per share and subsequently re-priced to an exercise price of $0.15 per share.

(3) These options were granted on January 30, 2001 at an exercise price of $0.25 per share and subsequently re-priced to an exercise price of $0.15 per share.

Long-Term Incentive Plans -- Awards in Most Recently Completed Financial Year

During the most recently completed financial year ended December 31, 2002, the Company did not make any long-term incentive plan awards to its Directors, officers or employees.

Pension Plan

During the most recently completed financial year ended December 31, 2002, the Company did not have a pension plan for its Directors, officers or employees.

B. Directors of the Company

For the year ended December 31, 2002, Joanne C. Freeze, a director of the Company received payment for management and geological consulting service fees in the amount of US$50,200 (2001 - US$34,800) and accrued US$0.00 (2001 – US$7,200). Fredy J. Huanqui G, a director the Company received payment for geological consulting services in the amount of US$50,200 (2001 - US$42,000).

The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year.

C. Options to Purchase Securities

During the Company's completed financial year ended December 31, 2002, the Company has granted 217,000 stock options to Directors or Officers.

Aggregated Option/SAR Exercises During the Most Recently Completed

Financial Year and Financial Year-End Option/SAR Values

During the Company's completed financial year ended December 31, 2002, the Directors and/or Officers have exercised 506,250 stock options.

Option and SAR Repricings

During the Company's completed financial year ended December 31, 2002, there were no Options or SAR repricings.

1X.   INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company or any associates or affiliates of the Company, are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

X.   PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at four (4). Although Management is only nominating four (4) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting. Advance Notice of the Annual General Meeting was published on April 18, 2003.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed.

Management does not contemplate that any of the nominees will be unable to serve as a

Director.

Name and Residence of Proposed Directors and Present Offices Held	Principal Occupation	Number of Shares
Joanne C. Freeze, P.Geo Vancouver, BC, Canada President, Chief Executive Officer and Director	Professional Geoscientist, Vice- President of Stillwater Enterprises Ltd. since December 1985. President of the Company since May 1997	927,500 (1) 375,000 (2) 296,000 (3)
Ing. Fredy Jose Huanqui Guerra* Lima, Peru Vice-President of Exploration and Director

Professional Geologist – Engineer.

Exploration Manager with Oro Candente

Since May 1997. Exploration geologist

with American Barrick Corporation

from September 1996 to February 1997

and with Arequipa Resources Corp.

from September 1993 to September 1996

870,000 (1) 250,000 (2) NIL (3)
Peter de Visser* Vancouver, BC, Canada Chief Financial Officer and Director	Chartered Accountant. Principal of de Visser Gray since October 1987.	381,250 (1) 125,000 (2) 197,001 (3)
Larry Kornze* Eagle, ID, USA Director of Business Development and Director	Professional Engineer – Barrick Gold Corp. General Manager Exploration until mid 2001. Joined the Company’s Advisory Board on October 4, 2001 and on October 18, 2002 became a Director of the Company	25,000 (1)

*Denotes audit committee of the Company.

(1) These shares are common shares held directly.

(2) These shares are common shares held in escrow.

(3) These shares are common shares held indirectly.

The above information was provided by Management of the Company.

Peter de Visser was appointed to the Board of Directors on May 1, 1997. Joanne C. Freeze was appointed to the Board on July 11, 1997. Fredy J. Huanqui G. was appointed to the Board on April 1, 1999. Larry Kornze was appointed to the Board on October 18, 2002.

B.   Appointment of Auditor

The persons named in the enclosed Instrument of Proxy will vote for the appointment of Beauchamp & Company, Chartered Accountants, of 205 – 788 Beatty Street, Vancouver, BC, V6B 2M1, as Auditor of the Company for the ensuing year, until the close of the next Annual General Meeting of the Members at a remuneration to be fixed by the Directors.

C.   Stock Options

At the meeting, the Members of the Company will be asked to authorize the directors, in their discretion, to re-negotiate and amend the exercise price of any existing incentive stock options previously granted to Insiders upon such terms as may be acceptable to the TSX Venture Exchange.

Particulars of incentive stock options currently issued to Insiders as a group are summarized as follows:

Aggregate Number of Shares Which May be Purchased	Exercise Price	Expiry Date
376,750	$0.15	September 15, 2004 June 22, 2005 January 30, 2006 June 12, 2006
227,816	$0.17	February 6, 2007
118,750	$0.23	April 4, 2007
1,270,000	$0.33	April 23, 2007 September 6, 2007
1,300,000	$0.48	January 17, 2008 February 4, 2008

The term "insiders" is defined in the Securities Act (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company and its subsidiaries.

Shareholder approval is required by the policies of the TSX Venture Exchange ("TSX") if a listed company wishes to decrease the exercise price of incentive stock options previously granted to insiders. The minimum exercise price permitted by the TSX is the "Discounted Market Price" which in summary is the market price at the time of an amendment, less the following discounts: for a market price up to $0.50, less 25%; for a market price between $0.51 and $2.00, less 20% and above $2.00, less 15%.

The Company has no current pla ns to amend any insider's options, but wishes shareholder approval in advance be approved of any possible future amendment in order to save the Company the expense of convening an Extraordinary General Meeting solely for the purpose of approving an amendment.

The policies of the TSX require approval by way of "disinterested-vote" which means that the amendment must be approved by a majority of the votes cast by shareholders voting at the meeting, excluding votes attaching to shares beneficially owned by Insiders who hold options, or to whom options may be issued, and their associates.

D. Stock Option Plan

a. Shares Reserved For Issuance

The Members of the Company will be asked to pass an ordinary resolution to authorize the Directors to increase the number of shares reserved for issuance under the Company's existing Stock Option Plan from 3,650,257 shares to 5,557,264 shares, representing 20% of the currently issued and outstanding shares of the Company. This resolution also requires approval by way of "disinterested-vote" as described in item X.C. above.

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

The Company is a reporting issuer in Alberta due to its listing on the TSX. The following is required by the Securities Rules (Alberta):

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED at Vancouver, British Columbia, this 8th day of May 2003.

BY ORDER OF THE BOARD

“Joanne C. Freeze ”

President & CEO

                                                   Proxy

                                        ______________________

2003 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

CANDENTE RESOURCE CORP.

(Name of Company)

TO BE HELD AT Terminal City Club, 837 West Hastings Street, Vancouver, British

Columbia, V6C 1C8. (Location of Meeting)

ON Thursday,     June 12,       2003 ,   AT   01:00 P.M.

     (Day of week)           (Month/day) (Year)          (Time of Meeting)

The undersigned member (“Registered Shareholder”) of the Company hereby appoints,

Joanne Freeze, President and a Director of the Company, or failing this person, Peter de Visser,

a Director of the Company, or in the place of the foregoing,

(print the name), as proxyholder for and on behalf of the

Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Beauchamp & Company as auditors of the Company		N/A
2. To authorize the Directors to fix the Auditors’ renumeration.			N/A
3. To determine the number of Directors at 4			N/A
4. To elect as Director, Joanne C. Freeze		N/A
5. To elect as Director, Ing. Fredy Jose Huanqui Guerra		N/A
6. To elect as Director, Peter de Visser		N/A
7. To elect as Director, Larry Kornze		N/A
8. To amend the exercise price of insider stock options			N/A
9. To increase the number of shares reserved for issuance under the Stock Option Plan			N/A
10. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

    (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of “CANDENTE RESOURCE CORP." no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Candente Resource Corp. is Suite 200-905 West Pender Street, Vancouver, British Columbia, V6C 1L6, and its fax number is (604) 685-1946.

CANDENTE RESOURCE CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

BEAUCHAMP & COMPANY

CHARTERED ACCOUNTANTS

#205 - 788 BEATTY STREET

VANCOUVER, B.C.

V6B 2M1

PHON: 604-688-2850

FAX: 604-688-2777

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Candente Resource Corp. as at March 31, 2003 and the interim consolidated statements of operations and deficit, cash flows, and accumulated mineral property costs for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these interim consolidated financial statements may not be appropriate for their purposes.

Vancouver, B.C                                                                         “BEAUCHAMP & COMPANY”

May 29, 2003                                                                                              Chartered Accountants

CANDENTE RESOURCE CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2003 AND DECEMBER 31, 2002

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

	Mar. 31, 2003	(Audited) Dec. 31, 2002
ASSETS

CURRENT ASSETS
Cash	$ 1,257,711	$ 681,706
Short-term investment (Note 3)	14,270	-
Amounts receivable	46,414	36,503
Promissory notes receivable	-	39,300
Prepaid expenses and deposits	24,583	13,248
	1,342,978	770,757

MINERAL PROPERTIES (Note 2 and 4)	2,478,918	2,180,536
CAPITAL ASSETS (Notes 2 and 4)	34,002	33,167
	$ 3,855,898	$ 2,984,460

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 46,237	$ 83,125
Due to related parties	6,668	10,065
	52,905	93,190

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	5,220,535	4,204,815
DEFICIT	(1,417,542)	(1,313,545)
	3,802,993	2,891,270

	$ 3,855,898	$ 2,984,460

APPROVED BY THE DIRECTORS:

       “Joanne C. Freeze”

Director

         “Peter de Visser”

    Director

See accompanying notes.

CANDENTE RESOURCE CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS ENDED March 31, 2003 AND 2002

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

	2003	2002

REVENUE
Interest income	$ 4,997	$ 407

EXPENSES
Amortization of capital assets	2,025	432
Bank Charges and interest	612	328
Corporate development	1,470	1,037
Foreign Exchange	3,541	(630)
Investor relations	19,190	1,580
Legal, audit and accounting	12,864	15,719
Management and office salaries (Note 7)	13,500	8,290
Office, rent and miscellaneous	9,378	3,448
Promotion, travel and entertainment	34,930	17,669
Regulatory and filing fees	9,544	2,153
Shareholder communications	1,940	2,282
	108,994	52,938
LOSS FOR THE PERIOD	(103,997)	(52,531)

DEFICIT, BEGINNING OF PERIOD	(1,313,545)	(875,880)
DEFICIT, END OF PERIOD	$ (1,417,542)	$ (928,411)

LOSS PER SHARE (Note 8)	$ (0.01)	$ (0.01)

WEIGHTED AVERAGE NUMBER OF SHARES	26,703,127	13,918,344

See accompanying notes.

CANDENTE RESOURCE CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

	2003	2002
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Loss for the period	$ (103,997)	$ (52,531)
Adjustment for items not requiring cash:
Amortization of capital assets	2,025	432
Changes in non-cash working capital items:
Short-term investments	(14,270)	-
Amounts receivable	(9,911)	(2,873)
Promissory notes receivable	39,300	-
Prepaid expenses and deposits	(11,335)	14,016
Accounts payable and accrued liabilities	(36,888)	(10,213)
Due to related parties	(3,397)	7,765
FUNDS USED FOR OPERATING ACTIVITIES	(138,473)	(43,404)

INVESTING ACTIVITIES
Acquisition of capital assets	(2,860)	-
Mineral property exploration costs	(268,012)	(69,026)
Mineral property acquisition costs*	(15,200)	-
FUNDS USED FOR INVESTING ACTIVITIES	(286,072)	(69,026)

FINANCING ACTIVITIES
Common shares issued for cash**	1,000,550	441,700
Deposit on share subscriptions	-	(413,950)
FUNDS PROVIDED BY FINANCING ACTIVITIES	1,000,500	27,750

NET CASH PROVIDED (USED) DURING THE PERIOD	576,005	(84,680)

CASH, BEGINNING OF PERIOD	681,706	252,449
CASH, END OF PERIOD	$ 1,257,711	$ 167,769

Supplemental Disclosure of Non-Cash Investing and Financing Activities

*

During the current period the Company issued 30,000 common shares at a deemed cost of $15,170 pursuant to mineral property agreements.

See accompanying notes.

**

Net of share issue costs.

CANDENTE RESOURCE CORP.

INTERIM CONSOLIDATED STATEMENTS OF ACCUMULATED MINERAL

PROPERTY COSTS

FOR THE PERIODS ENDED MARCH 31, 2003 AND DECEMBER 31, 2002

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

	Balance, Ded 31, 2001	Net Expenditures (w/o or recovery)	Balance Dec. 31, 2002	Net Expenditures (w/o or recovery)	Balance Mar. 31, 2003
PERU
El Tigre Property (Note 4(a))
Acquisition costs	$ 19,200	$ 37,900	$ 57,100	$ -	$ 57,100
Deferred exploration costs:
Assays	2,967	-	2,967	-	2,967
Field supplies and travel expenses	12,552	383	12,935	1,651	14,586
Field office and personnel	16,136	8,294	24,430	1,729	26,159
Geological consulting	37,556	19,048	56,604	2,347	58,951
Maps and publications	7,128	1,450	8,578	-	8,578
	95,539	67,075	162,614	5,727	168,341

Lunahuana Property (Note 4(a))
Acquisition costs	20,400	38,700	59,100	-	59,100
Deferred exploration costs:
Assays	2,571	5,713	8,284	-	8,284
Field supplies and travel expenses	5,592	16,448	22,040	1,954	23,994
Field office and personnel	14,174	19,269	33,443	1,953	35,396
Geological consulting	47,447	52,326	99,773	1,029	100,802
Maps and publications	595	4,773	5,368	-	5,368
	90,779	137,229	228,008	4,936	232,944

Las Sorpresas Property (Note 4 (a))
Acquisition costs	17,800	36,665	54,465	-	54,465
Deferred exploration costs:
Assays	4,371	-	4,371	-	4,371
Field office and personnel	7,347	9,677	17,024	-	17,024
Geological consulting	9,429	315	9,744	-	9,744
	38,947	46,657	85,604	-	85,604

Picota Property (Note 4 (b))
Acquisition costs	17,706	12,800	30,506	-	30,506
Deferred exploration costs:
Assays	4,714	-	4,714	-	4,714
Equipment maintenance and rental	1,918	1,610	3,528	2,858	6,386
Field supplies and travel expenses	10,934	636	11,570	-	11,570
Field office and personnel	8,931	4,778	13,709	2,994	16,703
Geological consulting	38,527	-	38,527	-	38,527
Maps and publications	2,616	-	2,616	-	2,616
	85,346	19,824	105,170	5,852	111,022

Pamel Property (Note 4 (c))
Acquisition costs	39,635	18,605	58,240	-	58,240
Deferred exploration costs:
Assays	26,037	-	26,037	-	26,037
Equipment maintenance and rental	40,542	2,240	42,782	-	42,782
Field supplies and travel expenses	23,639	-	23,639	-	23,639
Field office and personnel	88,558	5,392	93,950	-	93,950
Geological consulting	114,936	-	114,936	-	114,936
Maps and publications	8,669	1,085	9,754	-	9,754
Options payments received	(145,000)	-	(145,000)	-	(145,000)
	197,016	27,322	224,338	-	224,338

Huaypian Property (Note 4 (d))
Acquisition costs	11,129	(11,129)	-	-	-
Deferred exploration costs:
Assays	8,610	(8,610)	-	-	-
Equipment maintenance and rental	5,704	(5,704)	-	-	-
Field supplies and travel expenses	11,988	(11,988)	-	-	-
Field office and personnel	33,251	(33,251)	-	-	-
Geological consulting	50,814	(50,814)	-	-	-
Maps and publications	5,792	(5,792)	-	-	-
Write-down for impairment of properties value	(50,000)	50,000	-	-	-
	77,288	(77,288)	-	-	-

Las Brujas Property (Note 4 (e))
Acquisition costs	6,801	4,000	10,801	-	10,801
Deferred exploration costs:
Assays	2,570	-	2,570	-	2,570
Field supplies and travel expenses	6,137	-	6,137	1,262	7,399
Field office and personnel	2,643	10,140	12,783	1,322	14,105
Geological consulting	4,734	8,913	13,647	-	13,647
Maps and publications	1,781	496	2,277	-	2,277
	24,666	23,549	48,215	2,584	50,799

Canariaco Property (Note 4(f))
Acquisition costs	75,70	14,000	89,750	-	89,750
Deferred exploration costs
Field supplies and travel expenses	4,207	-	4,207	-	4,207
Field office and personnel	5,675	16,168	21,843	4,918	26,671
Geological consulting	52,588	3,056	55,644	-	55,644
Maps and publications	2,744	370	3,114	-	3,114
	140,964	33,594	174,558	4,918	179,476

Paracas Property (Note 4(g))
Acquisition costs	23,280	(23,280)	-	-	-
Deferred exploration costs:
Assays	9,219	(9,219)	-	-	-
Equipment maintenance and rental	14,166	(14,166)	-	-	-
Field supplies and travel expenses	15,233	(15,233)	-	-	-
Field office and personnel	31,441	(31,441)	-	-	-
Geological consulting	37,510	(37,510)	-	-	-
Maps and publications	2,734	(2,734)	-	-	-
Write-down for impairment of properties value	(83,583)	83,583	-	-	-
	50,000	(50,000)	-	-	-

Alto Dorado/Toril Property (Note 4(b))
Acquisition costs	-	66,077	66,077	-	66,077
Deferred exploration costs:
Assays	-	3,497	3,497	5,513	9,010
Equipment maintenance and rental	-	1,546	1,546	2,769	4,315
Field supplies and travel expenses	-	2,089	2,089	6,569	8,658
Field office and personnel	-	5,108	5,108	20,267	25,175
Geological consulting	-	23,506	23,506	24,226	47,732
Maps and publications	-	3,908	3,908	4,778	8,686
	-	105,731	105,731	63,922	169,653

Other Properties (Note 4(i))
Acquisition costs	16,823	85,440	102,263	1,200	103,463
Deferred exploration costs:
Assays	5,537	11,702	17,239	935	18,174
Equipment maintenance and rental	11,191	7,382	18,573	2,361	20,934
Field supplies and travel expenses	12,140	29,999	42,139	9,472	51,611
Field office and personnel	40,487	26,393	66,880	21,995	88,875
Geological consulting	45,983	53,333	101,316	4,023	105,339
Maps and publications	5,222	11,810	17,032	391	17,423
Option payments received	(10,000)	-	(10,000)	-	(10,000)
Write-down for impairment of properties value	(25,000)	-	(25,000)	-	(25,000)
	102,383	228,059	330,442	40,377	370,819

CANADA (NEWFOUNDLAND)
Linear Properties (Note 4(j))
Acquisition costs	-	20,345	20,345	-	20,345
Deferred exploration costs
Assays	-	10,903	10,903	3,546	14,449
Drilling	-	-	-	36,537	36,537
Equipment maintenance and rental	-	4,608	4,608	2,940	7,548
Field supplies and travel expenses	-	22,001	22,001	9,464	31,465
Field office and personnel	-	24,668	24,668	4,814	29,482
Geological consulting	-	73,389	73,389	32,710	106,099
Maps and publications	-	1,228	1,228	20	1,248
Telecommunications	-	555	555	247	802
	-	157,697	157,697	90,278	247,975

Island Pond Property (Note 4 (k))
Acquisition costs	-	14,250	14,250	-	14,250
Deferred exploration costs:
Assays	-	271	271	409	680
Drilling	-	69,011	69,011	-	69,011
Equipment maintenance and rental	-	925	925	433	1,358
Field supplies and travel expenses	-	1,663	1,663	349	2,012
Field office and personnel	-	197	197	523	720
Geological consulting	-	6,942	6,942	5,218	12,160
Telecommunications	-	331	331	470	801
	-	93,590	93,590	7,402	100,992

Virgin Arm Property (Note 4(l))
Acquisition costs	-	3,400	3,400	-	3,400
Deferred exploration costs:
Assays	-	2,610	2,610	-	2,610
Equipment maintenance and rental	-	2,806	2,806	-	2,806
Field supplies and travel expenses	-	6,571	6,571	-	6,571
Field office and personnel	-	14,255	14,255	-	14,255
Geological consulting	-	51,704	51,704	751	52,455
Maps and publications	-	72	72	-	72
Telecommunications	-	378	378	-	378
	-	81,796	81,796	751	82,547

Other Properties (Note 4 (m))
Acquisition costs	-	146,540	146,540	29,170	175,710
Deferred exploration costs:
Assays	-	20,465	20,465	1,734	22,199
Equipment maintenance and rental	-	14,631	14,631	1,848	16,479
Field supplies and travel expenses	-	33,420	33,420	7,030	40,450
Field office and personnel	-	30,755	30,755	2,682	33,437
Geological consulting	-	121,697	121,697	28,257	149,954
Maps and publications	-	14,311	14,311	-	14,311
Telecommunications	-	954	954	914	1,868
	-	382,773	382,773	71,635	454,408
Mineral Properties	$ 902,928	$ 1,277,608	$ 2,180,536	$ 298,382	$ 2,478,918

CANDENTE RESOURCE CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

1. NATURE OF OPERATIONS

The Company was incorporated on May 1, 1997 in British Columbia and is involved in the acquisition and exploration of mineral properties in Peru and Newfoundland, Canada. The Company received regulatory acceptance for continuation under Section 187 of the Canada Business Corporation Act on September 27, 2002. The Company has registered extraprovincially in the Provinces of B.C. and Newfoundland in 2003. The Company’s major activity is the acquisition and exploration of mineral properties. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company’s consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreement or transfers and may be affected by undetected defects.

The Company has a net working capital balance of $1,290,073 as at March 31, 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. References to the Company included herein are inclusive of the Canadian parent company and its consolidated British Virgin Islands subsidiaries, Candente Resource (BVI) Corp. and Canariaco Copper (BVI) Corp. and it’s Peruvian subsidiaries, Compania Minera Oro Candente S.A. and Exploraciones Milenio S.A.

Mineral Properties

The cost of mineral properties and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on a unit-of-production basis over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse or abandoned. Mineral option payments are recorded when received and are charged against the related mineral properties’ costs.

Cost includes the cash consideration and the fair market value of shares issued on the acquisition of mineral properties. The recorded costs of mineral claims and deferred exploration and development costs represent costs incurred and are not intended to reflect present or future values.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Mineral Properties (Cont’d)

The Company reviews capitalized costs on its resource properties on a periodic basis, or annually, and will recognize an impairment in value based upon current exploration or production results, if any, and upon management’s assessment of the future probability or profitable revenues from the property or from sale of the property. Management’s assessment of the property’s estimated current fair market value is also based upon its review of other property transactions in the same geographic area.

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization of capital assets is provided on the declining balance method at the following rates:

                                               Office furniture and equipment                                  - 20%

                                               Computer equipment                                                - 30%

                                               Truck                                                                       - 30%

Foreign Currency Translation

The Company conducts exploration activities in Peru and incurs exploration expenditures in both Peruvian new soles and U.S. dollars and maintains an administrative office in Canada where expenses are incurred in Canadian dollars.

The Company translates its foreign operations into U.S. dollars on the following basis: Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities are translated at the applicable historical rates. Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization of capital assets which is translated at historical rates.

Foreign exchange gains and losses from translation of foreign operations are disclosed in the interim consolidated statement of operations.

Measurement Uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the consolidated financial statements of future changes in such estimates could be material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Fair Value of Financial Instruments

The carrying amount of cash, amounts receivable, promissory notes receivable, and accounts payable and accrued liabilities approximate their aggregate fair value due to the short term nature of virtually all of their component balances.

Stock-Based Compensation

The Company grants stock options to executive officers and directors, employees and consultants. Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants accounting standards for stock-based compensation and other stock-based payments. These new standards establish the method for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments.

The Company has elected to adopt the intrinsic value method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at the date of the grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to share capital.

Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $132,396 pursuant to the share options issued during the year. Pro-forma loss information determined under the fair value method of accounting for stock options is as follows:

Year 2002

Loss for the year	As reported	$ 437,665
	Pro forma	$ 570,061
Loss per share	As reported	$ 0.02
	Pro forma	$ 0.03

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stock-Based Compensation (Cont’d)

The pro-forma amounts exclude the effect of stock options granted prior to January 1, 2002. The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

                    • risk free interest rate of 2.4%, dividend yield of 0%, expected life of 5 years, and volatility of 12.74%.

Income Taxes

The Company has retroactively applied the new recommendations from the Canadian Institute of Chartered Accountants (“CICA”) regarding accounting for income taxes. According to these new recommendations, the Company accounts for and measures future tax assets and liabilities in accordance with the liability method instead of the deferral method used in the past.

Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts for existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future tax benefit is taken and no net asset is recognized. Such an allowance would apply fully to all potential income tax assets of the Company and, accordingly, this retroactive change in accounting policy for future income taxes has no effect on the consolidated financial statements of any of the periods presented.

3. SHORT-TERM INVESTMENT

The Company acquired 2,066 grams of gold in February 2003 at a cost of Cdn$35,966 and set-up a gold money account. Certain expenses for 2003 investment conferences totalling Cdn$14,688 were paid from this account. As at March 31, 2003, the Company is holding 1,212 grams of gold.

4. MINERAL PROPERTIES

a) El Tigre, Lunahuana and Las Sorpresas Properties

Northern Peru

The Company acquired, in June 1999, a 50% interest in the above properties. In June 2000, the interests were increased to a 51% interest in the El Tigre mineral property, a 51% interest in the Lunahuana mineral property and a 54% interest in the Las Sorpresas mineral property, all located in Northern Peru.

4. MINERAL PROPERTIES (CONT’D)

a) El Tigre, Lunahuana and Las Sorpresas Properties (Cont’d)

The Company entered into an agreement dated January 30, 2001 to acquire the remaining interests in the El Tigre, Lunahuana and Las Sorpresas mineral properties located in Northern Peru and received regulatory consent in February 2002. The Company issued 500,000 common shares of the Company in March 2002 and now holds a 100% undivided interest in each of the mineral properties. The common shares were issued at a cost of Cdn$0.24 per share, being the current fair market value.

b) Picota Property

Northern Peru

The Company owns various mineral claims by staking approximately 3,200 hectares in Northern Peru. The Company paid a finder’s fee of 20,000 shares in May 2000 at Cdn$0.45 per share with respect to an additional mineral property located in Northern Peru.

c) Pamel Property

Central Peru

The Company owns various mineral claims by staking approximately 5,800 hectares in the Western Andes. The Company issued 30,000 shares in May 2000 at Cdn $0.45 per share for the assignment and transfer of title to the Company certain mineral claims that became part of the Pamel property. The Company is also committed to issue 30,000 shares upon the completion of an initial drilling program and a further 50,000 shares upon commencement of commercial production.

d) Huaypian Property

Central Peru

The Company acquired various mineral claims by staking approximately 1,400 hectares in the Western Andes. The mineral claims lapsed in 2002 and the Company wrote-off the remaining $77,288 in accumulated costs.

e) Las Brujas Property

Northern Peru

The Company acquired various mineral claims by staking approximately 1,000 hectares in Northern Peru. The Company paid a finder’s fee of 20,000 shares in December 2000 with respect to the acquisition of these mineral properties. The shares were issued at Cdn$0.21 per share, being the current fair market value.

f) Canariaco Property

Northern Peru

The Company’s wholly-owned Peruvian subsidiary was the successful bidder in an auction held on February 14, 2001 in Lima, Peru, to acquire a 100% interest in the Canariaco mineral property located in Northern Peru for $75,000. The Company paid a $7,500 deposit at the auction and paid the remaining $67,500 in April 2001.

4. MINERAL PROPERTIES (CONT’D)

g) Paracas Property

Central Peru

The Company acquired various mineral claims by staking approximately 4,400 hectares in Central Peru. The mineral claims lapsed in 2002 and the Company wrote-off the remaining $50,000 in accumulated costs.

h) Alto Dorado/Toril Property

Central Peru

The Company entered into an option agreement in June 2002 to acquire a 100% undivided interest in the Alto Dorado mineral property. The Company paid $10,000 upon signing the agreement and will issue 100,000 common shares of the Company in stages of 25,000 shares. The Company issued 25,000 shares in December 2002 at Cdn$0.36 per share, being the current fair market value. During the year the Company paid $50,277 at an auction to acquire a 100% interest in the Toril property. The Alto Dorado property is subject to a 2.5% net smelter royalty, which may be reduced to 1.0% with the Company making certain payments.

i) Other Peruvian Properties

The Company acquired various mineral claims by staking approximately 26,200 hectares in Peru.

j) Linear Property

Newfoundland, Canada

The Company entered into an agreement in April 2002, to acquire a 100% undivided interest in 50 mineral claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$171,000 (Paid Cdn$12,000), the issuance of 300,000 common shares (45,000 shares issued) of the Company and an aggregate of $1,000,000 in exploration expenditures over the next five years. The property is subject to a 2.5% net smelter royalty, which may be reduced to 0.5% with the Company making certain payments.

k) Island Pond Property

Newfoundland, Canada

The Company entered into an agreement in July 2002, to acquire a 51% interest in 38 mineral claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$115,000 (Paid Cdn$15,000), the issuance of 115,000 common shares (15,000 shares issued) of the Company and an aggregate of Cdn$1,500,000 in exploration expenditures over the next four years.

l) Virgin Arm Property

Newfoundland, Canada

See Note 4(m).

4. MINERAL PROPERTIES (CONT’D)

m) Other Newfoundland Properties

The Company entered into an agreement in June 2002, to acquire a 100% interest in 65 mineral claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$139,240 (Paid Cdn$4,240), the issuance of 228,000 common shares (15,000 shares issued) fo the Company and an aggregate of Cdn$756,000 in exploration expenditures over the next five years.

The Company acquired 1,346 mineral claims located in the Botwood Basin of Central Newfoundland. Consideration paid was the issuance of 200,000 common shares of the Company in December 2002 at Cdn$0.46 per share, being the current fair market value.

The Company acquired various mineral claims by staking 3 mineral claims in Central Newfoundland. Other properties acquired consist of the following:

i)   Radio Range Property

The Company received regulatory acceptance on February 6, 2003 relating to a mineral property option agreement dated June 19, 2002 to acquire a 100% undivided interest in the Radio Range Property, comprising 12 mineral claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$55,000, the issuance of 100,000 common shares of the Company (10,000 shares issued upon regulatory acceptance) and an aggregate of Cdn$200,000 in exploration expenditures over the next four years. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% with the Company making certain payments.

ii)  Weirs Pond Property

The Company received regulatory acceptance on February 6, 2003 relating to a mineral property option agreement dated June 24, 2002 to acquire a 100% undivided interest in the Weirs Pond Property, comprising 5 mineral claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$55,000, the issuance of 100,000 common shares of the Company (10,000 shares issued upon regulatory acceptance) and an aggregate of Cdn$200,000 in exploration expenditures over the next four years. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% with the Company making certain payments.

iii) Paul’s Pond Property

The Company received regulatory acceptance of February 20, 2003 relating to a mineral property option agreement dated July 15, 2002 to acquire a 51% interest in the Paul’s Pond Property, comprising 30 mineral claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$90,000, the issuance of 90,000 common shares of the Company (10,000 shares issued upon regulatory acceptance) and an aggregate of Cdn$1,000,000 in exploration expenditures over the next four years.

4. MINERAL PROPERTIES (CONT’D)

m) Other Newfoundland Properties (Cont’d)

iv) Jackson’s Arm Property

The Company received regulatory acceptance on April 4, 2003 relating to a mineral option agreement dated September 18, 2002 to acquire a 100% undivided interest in the Jackson’s Arm Property, comprising 36 mineral claims located in Western Newfoundland. Consideration to be paid is Cdn$97,360, the issuance of 232,000 common shares of the Company (20,000 shares issued upon regulatory acceptance) and an aggregate of Cdn$756,000 in exploration expenditures over the next five years. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% with the Company making certain payments.

v) Staghorn Property

The Company signed a letter of intent dated October 26, 2002 to acquire a 100% undivided interest in the Staghorn Property, comprising 186 mineral claims located in Southwestern Newfoundland. The agreement is subject to regulatory acceptance. Consideration to be paid is Cdn$105,520, the issuance of 120,000 common shares of the Company and an agreement of Cdn$500,000 in exploration expenditures over the next four years. A finder’s fee of 20,000 common shares of the Company is to be paid. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% with the Company making certain payments.

5. CAPITAL ASSETS Accumulated Net Book Value

	Cost	Accumulated Amortization	Net Book Value 2002 2003

Office furniture and equipment	$ 14,328	$ 2,918	$ 11,410	$ 10,462
Computer equipment	16,371	3,692	12,679	12,277
Truck	11,586	1,673	9,913	10,428

	$ 42,285	$ 8,283	$ 34,002	$ 33,167

6. SHARE CAPITAL

a)   Authorized

Unlimited number of common shares without par value.

6. SHARE CAPITAL (CONT’D)

b)   Issued

	Number of Shares	Amount

Balance as at December 31, 2001	9,236,034	$ 1,635,605

Issued for cash:
Exercise of stock options (Cdn$0.15/share)	796,250	75,981
Exercise of stock options (Cdn$0.23/share)	25,000	3,650
Exercise of share purchase warrants (various prices)	2,049,517	287,959
Private placement financing (Cdn$0.15/share), net of issue costs	4,869,002	441,700
Private placement financing (Cdn$0.35/share), net of issue costs	2,893,000	636,490
Private placement financing (Cdn$0.45/share)	650,000	187,650
Private placement financing (Cdn$0.60/share)	2,000,000	769,820

Issued for other consideration:
Issued for mineral property interests (Cdn$0.24/share)	500,000	75,300
Issued for mineral property interests (Cdn$0.42/share)	30,000	7,940
Issued for mineral property interests (Cdn$0.36/share)	25,000	5,780
Issued for mineral property interests (Cdn$0.46/share)	200,000	58,300
Issued for mineral property interests (Cdn$0.49/share)	60,000	18,640
Balance as at December 31, 2002	23,333,803	4,204,815

Issued for cash:
Exercise of stock options (Cdn$0.15/share)	100,000	15,000
Exercise of stock options (Cdn$0.23/share)	25,000	3,870
Exercise of stock options (Cdn$0.33/share)	70,000	14,520
Exercise of share purchase warrants (various prices)	1,892,000	279,830
Private placement financing (Cdn$0.60/share)	1,700,000	687,330

Issued for other consideration:
Issued for mineral property interests (Cdn$0.68/share)	20,000	9,170
Issued for mineral property interests (Cdn$0.90/share)	10,000	6,000
Balance as at March 31, 2003	27,150,803	$ 5,220,535

Number of Shares Amount

The Company completed a private placement in February 2003 with Goldcorp Inc., a NYSE and TSE listed company, by issuing 1,700,000 units at Cdn$0.60 per unit. Each unit is comprised of one common share and one-half (850,000) non-transferable share purchase warrants. One share purchase warrant entitles the holder to purchase one additional common share at Cdn$0.90 to February 21, 2004 and at Cdn$1.10 from February 22, 2004 to February 21, 2005.

The Company completed a private placement in August 2002 by issuing 2,000,000 shares at Cdn $0.60 per share.

6. SHARE CAPITAL (CONT’D)

b)   Issued (Cont’d)

The Company completed a private placement in August 2002 by issuing 650,000 units at Cdn $0.45 per unit. Each unit is comprised of one common share and one-half (325,000) non-transferable share purchase warrant. One share purchase warrant entitles the holder to purchase one additional common share at Cdn $0.55 to August 19, 2003 and at Cdn $0.60 from to August 20, 2003 to August 19, 2004. Of the 650,000 units issued, 470,000 are flow-through.

The Company completed a private placement in May 2002 by issuing 2,850,000 units at Cdn $0.35 per unit. Each unit is comprised of one common share and one-half (1,425,000) non-transferable share purchase warrant. One share purchase warrant entitles the holder to purchase one additional common share at Cdn $0.44 to May 16, 2003 and at Cdn $0.49 from to May 17, 2003 to May 16, 2004. Of the 2,850,000 units issued, 2,330,000 are flow-through. The Company also issued 43,000 shares at Cdn $0.34 for a finder’s fee regarding the private placement.

The Company completed a private placement in January 2002 by issuing 4,869,002 units at Cdn $0.15 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share at Cdn$0.20 to January 31, 2003 and at Cdn$0.25 from February 1, 2003 to January 31, 2004.

c)   Stock Options

The Company has the following incentive stock options outstanding as at March 31, 2003:

	Number of Options	Exercise Price ($Cdn)	Expiry Date

Balance as at December 31, 2001	794,000

Granted	666,000	$0.15	Jan 3, 2007
Granted	227,816	$0.17	Feb 6, 2007
Granted	156,250	$0.23	April 5, 2007
Granted	500,000	$0.33	April 23, 2007
Granted	90,000	$0.33	Sept. 6, 2007
Exercised	(821,250)
Cancelled	(150,000)
Balance as at December 31, 2002	2,272,816

Granted	600,000	$0.48	Jan 17, 2008
Granted	700,000	$0.48	Feb 4, 2008
Exercised	(195,000)
	3,377,816

6. SHARE CAPITAL (CONT’D)

d) Share Purchase Warrants

The Company has the following share purchase warrants outstanding as at March 31, 2003:

Number of Warrants	Exercise Price ($ Cdn)	Expiry Date

2,000,002	$0.25	Jan. 31, 2004
*40,000	$0.25	Jan. 31, 2004
1,339,250	$0.44 $0.49	May 16, 2003 May 16, 2004
*6,250	$0.44 $0.49	May 16, 2003 May 16, 2004
325,000	$0.55 $0.60	Aug. 19, 2003 Aug. 19, 2004
860,000	$0.90 $1.10	Feb. 21, 2004 Feb. 21, 2005

4,560,502

*agents warrants

e)   Escrow Shares

750,000 (2002 - 750,000) performance shares issued to directors of the Company are held in escrow, their release being subject to regulatory acceptance.

f)   Subsequent Issuances

The Company issued 104,500 common shares upon the exercise of 104,500 stock options that were exercisable at prices between Cdn$0.15 - $0.33 per share.

The Company issued 725,217 common shares upon the exercise of share purchase warrants that were exercisable at prices between Cdn$0.25 - $0.44 per share.

The Company issued 135,000 common shares at various prices pursuant to mineral property agreements.

As at May 29, 2003, the Company has 28,115,520 common shares issued and outstanding.

7. RELATED PARTY TRANSACTIONS

Directors of the Company were paid in 2003 an aggregate of $3,465

(2002 - $16,400) for management fees and $27,895 (2002 - $84,000) for geological consulting services, and as of the date of these financial statements were owed $6,668 (2002 - $10,065).

8. LOSS PER SHARE

Loss per share has been calculated using the weight-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as they are anti-dilutive.

9. SEGMENTED INFORMATION

	Mar. 31 2003	Dec. 31, 2002
Assets by geographical segment:
Canada	$ 2,341,552	$ 1,519,331
Peru	1,514,346	1,465,129
	$ 3,855,898	$ 2,984,460

11. INCOME TAXES

The Company has accumulated losses for Canadian tax purposes of approximately Cdn$1,179,668 which expire in various years to 2008 as follows:

2004	$ 16,133
2005	61,279
2006	66,458
2007	223,974
2008	299,193
2009	512,631
$ 1,179,668

The Company has undeducted Canadian exploration and development expenditures of $348,137 (2001 - $NIL) available to be claimed against Canadian taxable income in future years. These expenses have no expiration date. Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

11. INCOME TAXES (CONT’D)

	Dec. 31, 2002	Dec. 31, 2001

Net loss before income taxes	$ (512,631	$ (299,193)
Tax rate	39.62%	39.62%
Calculated income tax recovery	(203,104)	(118,540)
Increase in valuation allowance	203,104	118,540

Income tax expense	$ -	$ -

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	Dec. 31, 2002	Dec. 31, 2001

Future income tax assets
Temporary difference in assets	$ (279,217)	$ -
Non-capital loss carry forwards	467,384	236,546
	188,167	236,546
Valuation allowance for future income tax assets	(188,167)	(236,546)

	$ -	$ -

12. ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral properties on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of property.

13. SUBSEQUENT EVENTS

See Schedule C - Management Discussion.

CANDENTE RESOURCE CORP. – NEWS RELEASE

First Quarter 2003 Results

June 2nd, 2003

Release No. 76                                                                                                                 DNT:TSX-V

Candente Resource Corp. (the Company) reports the following highlights from the First Quarter of 2003:

The Company is a mineral exploration company focusing on gold and copper exploration in Peru and Eastern Canada. The Company operates in Peru through Cia. Minera Oro Candente S.A. and in Newfoundland through Candente Vinland Inc.

On February 21st, 2003 the Company carried out a non-brokered private placement of 1,700,000 units at $0.60 per unit for a total of Canadian $1,020,000 with Goldcorp Inc. Each unit consists of one share and one half share purchase warrant. One whole non-transferable purchase warrant allows Goldcorp. to purchase one share of the Company at a price of $0.90 per share during the first twelve months and $1.10 per share during the second twelve months. The common shares issued under the units are subject to a 4 month hold period expiring June 22, 2003. The funds will be used for general working capital and exploration of the Company’s gold properties in Peru and Newfoundland. This financing is the first step in the development of a strategic partnership between Goldcorp and Candente for exploration in Newfoundland.

At the end of this quarter the Company held US$1,257,711 (Cdn$1,800,000) in the treasury.

Related Party Transactions

During the three months ended March 31st, 2003, the Issuer incurred the following expenses to its directors or corporations controlled by its directors:

Type of Expense	Three Month Period Ended March 31, 2003
Management Fees (1)	US$ 3,465
Geological Consulting Services (2)	US$ 27,895

Duties for Joanne C. Freeze and Fredy J. Huanqui are described under proposed compensation:

(1)   Paid to Joanne C. Freeze, a director of the Issuer.

(2)   Paid to Joanne C. Freeze and Fredy J. Huanqui G., directors of the Issuer.

Other than as described above, the Issuer did not acquire any assets and services from present or past insiders, promoters and members of management and their associates or affiliates other than for management services rendered by management or as otherwise reported herein under the headings "Business of the Issuer"; "Properties of the Issuer"; and "Directors, Officers, Promoters and Other Management".

Investor Relations Activities

Reg Advocaat joined the Company in May of 2002 to carry out corporate communications services on a part-time basis in the Company’s offices. He was paid each month according to the amount of time he worked for the Company at the request of management. Remuneration was $200 per day. On April 1 st , 2003 Mr. Advocaat became a full time employee of the Company with a monthly salary of $4,500. Mr. Advocaat has been granted stock options to purchase 100,000 common shares of the Company

During this quarter Investor Relations activities have included participation in Industry Conferences and Individual meetings in Vancouver, Toronto, St. John’s, Lima, San Francisco, Chicago, New York and New Orleans, the issuing of News Releases and other shareholder communications. The Company also keeps various mining analysts and brokers updated on the Company's activities by telephone and email.

Proposed Compensation

There is no compensation planned to be paid to Executive Officers for the 12 month period following the completion of the offering for management fees, except that:

(1) In consideration of performing administrative management duties as President of the Company, which include arranging financings, communications with investors and potential investors, corporate development with other mining companies as potential Joint Venture partners, liaison with the Peruvian exploration office, Stillwater Enterprises Ltd., a consulting management company in which Joanne C. Freeze, a director of the Company, owns 50% of the shares, receives US$1,155 per month.

(2) In consideration of performing geological consulting duties for the Company, which include travel to Peru and Newfoundland and the various properties, review of all geological data and discussions with geological personnel, Stillwater Enterprises Ltd., a consulting management company in which Joanne C. Freeze, a director of the Company, owns 50% of the shares, receives US$4,145 per month.

(3) In consideration of performing geological consulting and exploration management duties for the Company, which include hiring of all exploration staff, overseeing all exploration activities and visiting all of the properties, Fredy J. Huanqui G., a director of the Company, receives US$5,300 per month.

Material Expenditures

Peru

Since its inception in June of 1997, the Company has held interests in epithermal gold, disseminated copper, copper-gold and volcanogenic massive sulphide prospects in Peru. The Company’s founders have extensive exploration experience in Peru and were part of several significant discoveries including the Pierina gold deposit. The Yanacocha and Pierina gold deposits are very similar geologically and make up 60% of Peruvian gold production. Peru is the eighth largest gold producer in the world. Yanacocha is one of the largest heap leachable gold mines in the world with production costs of $88 per ounce and reserves in excess of 35 million ounces of gold. The average grade of the Yanacocha deposits varies from 0.8 to 2.8 gpt and the cutoff grade is 0.35 gpt. Most of the Company’s gold prospects have similar geological environments to that of Yanacocha and Pierina.

The Company holds several mineral properties in Peru but exploration is currently focused predominantly on the Alto Dorado Property. On June 1 st , 2002 the Company entered into an Option to Purchase Agreement with Hecla Mining on the Alto Dorado Property. Candente has the right to earn 100% interest subject to a 2.5% NSR with a buyout of 1.5% of Hecla’s NSR for US$1.5 million. The Alto Dorado property is located in Northern Peru half-way between the Yanacocha and Pierina Mines and 36 km south-southeast of the Alto Chicama property where Barrick Gold recently announced a new discovery in excess of 7 million ounces of gold.

On October 22nd, 2002 the Company was the successful bidder in an auction for a high sulphidation gold target in Northern Peru. Candente and Barrick Gold were the only participants in the auction having applied for overlapping areas on the same day September 2 nd , 2002. Candente paid the Peruvian government US$50,227 for 100% interest in the Toril Zone. The Toril Zone was originally held and explored as part of the Alto Dorado Property by Hecla and is within an area of mutual interest and will therefore form part of the Option to Purchase Agreement with Hecla.

Three distinct gold zones have now been identified on the Alto Dorado property in Northern Peru. Two of these zones host high sulphidation mineralization similar to that found in the major Peruvian gold mines, Yanacocha and Pierina, where average grades are 1 to 3 gpt and cutoff grade is 0.4 gpt. The third is a porphyry gold zone, which has similarities with Chilean gold mines in the Maricunga Belt.

The Toril Zone at Alto Dorado hosts gold mineralization with values from 0.7 to 3.6 grams per tonne (gpt) in outcrop as well as in trenches and pits. To date gold has been found in vuggy silica, granular silica and quartz-alunite breccia, which are all typical of high sulphidation systems. The Toril Zone has been extended by 700 metres by geological mapping, which indicates that the zone covers at least 2.4 km by 1.8 km.

A second high sulphidation gold zone, the Ana Zone, has also now been identified 3 km west-northwest of the Toril Zone. Trenching shows that this zone covers an area 2.7 km by 1 km and contains anomalous values of up to 0.78 grams per tonne (gpt) gold, 390 gpt silver and 21,376 ppb mercury. Alteration and mineralization including alunite, opaline and vuggy silica, hematite and limonite occurs in structurally controlled zones. Individual structures can be traced over 500 metres in length and 2 to 12 metres in width. The southern end of the structures coalesce (connect) into a brecciated vuggy silica body, which outcrops over an area 300 metres by 50 metres.

Recent sampling by Candente has also confirmed gold mineralization within the Olla Porphyry Zone previously identified by Hecla. Gold values of 0.46 gpt over 5 metres and 1.05 gpt over 3 metres were obtained from rock chip samples in historic (Hecla) trenches. This mineralization occurs within potassic alteration in andesite and diorite porphyry. The Olla Zone occurs approximately 700 metres south of the Ana Zone, however, the two may overlap and be genetically related.

Geophysical test surveys are currently underway on the Toril Zone by Val d'Or Geofisica (Peru) S.A. to assist in identifying potential buried zones of mineralization. Geophysical surveys identifying zones of both high resistivity and high chargeability have previously been used in Peru to assist in the discovery of ore bodies with mineralization similar to that being found at Alto Dorado. The geophysical surveys could be very useful, especially at Toril where weathered bedrock is known to mask buried zones of mineralization. Earlier this season, gold grades of 1.4 and 3.6 gpt were found in bedrock at a 6 metre depth in a pit. Soils sampled at surface above the pit, do not indicate the presence of this mineralization.

On January 22nd, 2003 the Company signed a Right of First Refusal (RFR) Agreement with Anglogold on ten gold properties in Peru. Under the RFR Anglogold has paid to Candente US$10,000 and will fund and carry out preliminary exploration programs on each of the ten properties. Within a six month period, if Candente intends to sell all or any part of its interest in any of the properties, Anglogold has the right to match any offer acceptable to Candente for 30 days after notice of such. Anglogold will provide Candente with all information obtained from its work on the Properties. Candente’s Vice President Exploration, Ing. Fredy Huanqui, will make field visits with Anglogold’s experts to ensure full collaboration between the two companies with respect to exploration results and ideas.

Nine of the gold properties are in Southern Peru and one is in Central Peru. The Southern Peru targets cover a total of 1610 hectares. These properties have all recently been acquired by Candente to cover high sulphidation gold targets, which have alteration systems and geochemical signatures similar to bulk tonnage gold deposits found both in Peru and other locations in the world. In addition to the gold, silver targets have also been identified on some of these properties. Silver grades in rock chip samples reach as high as 282 grams per tonne (8.7 ounces per ton).

Newfoundland

In February 2002, Larry Kornze, Candente’s Director of Business Development, recommended the Company get involved in the Botwood basin of Central Newfoundland where Barrick and other companies are exploring as it has many similarities to the Carlin Gold Trend of Nevada. Mr. Kornze has extensive experience in the Carlin Trend of Nevada as Exploration Manager for Barrick Gold and was instrumental in the Goldstrike Mine discoveries (2.4 million ounces in 2000). Management is very pleased to now hold properties and to be actively exploring in two of the most active exploration districts in the world.

Island Pond – Option to Earn 75% Interest

Drilling was carried out on the Island Pond gold property, under option from Cornerstone Resources Inc., in November and December of 2002. A total of 809 metres were drilled in 8 holes. Four of eight holes intersected favourable mineralization. Significant results of 0.215 gpt gold over 7.6m, 0.81 gpt over 10cm; 0.27 gpt over 1m and 0.34 gpt over 1.15m were obtained. The associated veining and alteration zones are 1.39m to 7.60m wide.

The style of mineralization and geochemical signature intersected is understood to be similar to that found on the adjacent Moosehead Property where it commonly occurs close to or within 25 -30 metres (m) of high-grade gold intercepts. Mineralization intersected is consistent with a low sulfidation epithermal environment and consists of multiple quartz and/or quartz-carbonate vein events associated with large northwest-trending structures.

Linear Property – Option to earn 100%

Current work on the Linear property has included logging of drill core, trenching and rock chip sampling in order to delineate drill targets for the coming year. Management is very pleased with the advancement of the property and the development in the understanding of controls to gold mineralization. The Linear property is under option from the KriASK Syndicate of Newfoundland.

On March 6th, 2003 a drilling program was completed. A total of 1600 metres were initially planned in eight holes, however, only 5 drill holes totalling 665 metres were completed due to severe weather problems. Three out of five holes drilled intersected numerous mineralized zones. The new zones occur south of all previous drilling and are different from the majority of the gold zones previously encountered on the property. It is believed that the zones targeted in the first two holes were displaced by faulting.

Historical drilling in 1999 and 2000 focused on individual gold showings, single veins and shallow projections of gold. The Company’s current drilling was targeted to assess previously untested geophysical anomalies with coincident geochemical soil anomalies and to gain a better understanding of the mineralizing controls and geometry. Gold zones intersected by 1999 drilling were higher in grade and narrower in widths that those intersected by current drilling. The gold bearing zones intersected by this program will assist greatly in advancing the understanding of the mineralization on the property.

The results presented here are the first gold fire assay results from Eastern Analytical Labs in Springdale, Newfoundland. A second gold fire assay result from ACME Labs in Vancouver, in addition to the results for a complete ICP-35 element suite, are expected by the end of April 2003 and will be reported when they become available.

Other Botwood Properties

Systematic exploration has been carried out on most of the Company’s properties in the Botwood Basin this season. All data will be compiled and evaluated over the winter to assess and prioritize the properties.

New Botwood Options - Weirs Pond and Radio Range

The Weirs Pond Property comprises 5 claims and is under option from Alexander and Robert Stares. The Radio Range Property comprises 12 claims and is under option from Calvin Crocker and James Richard Crocker. Both of these optioned properties are contiguous with wholly owned Candente properties. Gold mineralization in these areas has been found in glacial till samples and in grab samples of bedrock.

Option terms for each of the Weirs Pond and Radio Range Properties include: cash payments totaling Cdn$55,000; issuance of a total of 100,000 common shares; and aggregate of Cdn$200,000 in exploration expenditures over 5 years. The Company has the right to acquire an undivided 100% interest in the property subject to a 2.5% NSR. The NSR may be reduced from 2.5% to 1.5% with a payment of Cdn$1,000,000. First year exploration and cash payment commitments have already been met.

Other Newfoundland Properties

The Staghorn Property (Formerly Flamingo/Woods Lake) is a new bulk tonnage gold target in Southwestern Newfoundland. Gold mineralization on the Staghorn Property has been traced to date over an area covering one square kilometre in bedrock, soils and heavy mineral concentrate samples (HMC). The styles of gold mineralization at Staghorn are similar to those found in deposits containing from 1 to 7 million ounces gold world wide such as the Kumtor deposit in Kyrgyzstan where Cameco produces approximately 500,000 ounces annually.

The Staghorn Property comprises 186 claims and has excellent access as it is located 3 km west of a paved highway and the nearest seaport is located 60 km west-northwest of the property. The Company has optioned the Staghorn Property from Gilbert Lushman and Edwin Northcott of Newfoundland. Option terms include: cash payments totalling Cdn$105,520; issuance of a total of 120,000 common shares; and an aggregate of Cdn$500,000 in exploration expenditures over four years. The Company has the right to acquire an undivided 100% interest in the property subject to a 2.5% NSR. The NSR may be reduced from 2.5% to 1.5% with a payment of Cdn$1,000,000. A finder’s fee of 20,000 shares will be paid to a third party for introductions on the Staghorn property.

Jackson’s Arm

The Jackson’s Arm Property comprises 36 claims and is under option from ASK Prospecting, Krinor Resources Inc. and Alex Turpin. The optioned claims are contiguous with wholly owned Candente properties.

The Jackson’s Arm Property is located in Western Newfoundland and covers rocks similar in age and type to those considered to be favourable for hosting Carlin and other bulk tonnage styles of mineralization. Gold mineralization has been found to date by previous explorers in:

· HMC tills up to 15,100 ppb (15 gpt) gold;

· Two trenches which have uncovered boulders with gold values from 2.6 to 35.5 gpt and 27 to 78 gpt with a one ton boulder giving 58 gpt

· In grab samples of bedrock 7.28 and 1.24 gpt.

Options terms on the Jackson’s Arm Property include: cash payments totaling Cdn$97,360; issuance of a total of 232,000 common shares; and aggregate of Can$756,000 in exploration expenditures over 5 years. The Company has the right to acquire an undivided 100% interest in the property subject to a 2.5% NSR. The NSR may be reduced from 2.5% to 1.5% with a payment of Cdn$1,000,000.

Candente is a mineral exploration company focused on the acquisition, exploration and development of world-class gold projects and has a strategic partnership with a premier gold producer. Management has a track record of discovering world-class mines. For more information on our current exploration progress visit www.candente.com and/or contact us at (604) 689-1957, toll free 1-877-689-1964 or investor@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne C. Freeze, P.Geo., President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

EXPLORATION ADVANCES WITH GEOPHYSICS ON THE ALTO DORADO PROPERTY, NORTHERN PERU

June 4th, 2003

Release No. 77                                                                                                             DNT:TSX-Ven

The Company (Candente) is pleased to report that geophysical test surveys on the Toril Zone of the Alto Dorado Property in Northern Peru have been successful, both in identifying extensions to known gold zones and in identifying potential buried gold zones.

At the Toril Zone, shallower (IP) surveys showed distinct resistivity signatures over the two main gold zones outcropping on surface and indicate that these zones have some extension to depth. The deeper (TDEM survey) has also identified a highly resistive zone, which does not reach the surface and therefore could represent a buried siliceous body.

(For diagram please see http://www.candente.com/i/maps/theoretical_XSection-jun042.jpg).

The geophysical surveys also indicate that the hydrothermal system has a minimum length of 3 kilometres. Considering that the gold mineralization at Toril occurs in silica bodies this could represent a drill target with high potential. It should be noted that, the surveys were very preliminary and therefore additional surveys will be required prior to drilling these targets.

Similar geophysical surveys have previously been used in Peru to assist in the discovery of ore bodies with mineralization similar to that being found at Alto Dorado. At the Toril Zone of Alto Dorado, geophysical surveys are considered to be important especially where weathered bedrock is known to mask zones of mineralization. Earlier this season, gold grades of 1.4 and 3.6 gpt were found in bedrock at a 6 metre depth in a pit. Soils sampled at surface above the pit do not indicate the presence of this mineralization. The geophysical test surveys were carried out by Val d'Or Geofisica (Peru) S.A. which included Magnetics, Induced Polarization/Resistivity (IP) and Time Domain Electromagnetic soundings (TDEM).

Three distinct gold zones have now been identified on surface on the Alto Dorado Property. The Toril Zone hosts high sulphidation style gold mineralization similar to that found in the major Peruvian gold mines, Yanacocha and Pierina. Gold values from 0.7 to 3.6 grams per tonne (gpt) occur in outcrop as well as in trenches and pits at Toril. To date gold has been found in vuggy silica, granular silica and quartz-alunite breccia, which are all typical of high sulphidation systems. Surface mapping in combination with the geophysical surveys now indicate that the Toril Zone covers at least 3 km by 1.8 km.

The Alto Dorado Property is located half-way between the Yanacocha and Pierina Mines and 36 km south-southeast of the Alto Chicama property where Barrick Gold recently announced a new discovery in excess of 7 million ounces of gold. Candente is earning a 100% interest in the property pursuant to an Option to Purchase Agreement with Hecla Mining. Exploration will continue over the next several months to advance Alto Dorado to the bedrock drilling stage. Geological mapping, geochemical sampling, geophysical surveys and overburden drilling is planned.

Management would also like to report that the Company is well financed with Cdn$1,700,000 in the treasury. Since the start of 2003, 2.6 million warrants have been exercised to raise Cdn$693,009.

Candente is a mineral exploration company focused on the acquisition, exploration and development of world-class gold projects and has a strategic partnership with a premier gold producer. Management has a track record of discovering world-class mines. For more information on our current exploration progress visit www.candente.com and/or contact us at (604) 689-1957, toll free 1-877-689-1964 or investor@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne C. Freeze, P.Geo., President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

See accompanying notes.